800 W. Main Street

Suite 1460

Boise, Idaho 83702

June 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Idaho Copper Corporation
Registration Statement on Form S-1
File No. 333- 280762

Ladies and Gentlemen:

Reference is made to our letter first, filed as correspondence via EDGAR on June 12, 2025 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, June 14, 2025 at 4:00 p.m. Eastern Time, and our second letter filed as correspondence via EDGAR on June 12, 2025 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, June 14, 2025 at 4:00 p.m. Eastern Time, each in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and respectfully request to have the Registration Statement be declared effective on Friday, June 13, 2025 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Very truly yours,

Idaho Copper Corporation

By:	/s/ Robert Scannell
Robert Scannell
Chief Financial Officer